SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70
Company Registry: 29.300.006.939
Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or "Company") (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) hereby informs its shareholders and the market in general that it received over the weekend correspondences from Novonor S.A – Em Recuperação Judicial and Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada, represented by its manager Vórtx Capital Gestora De Recursos Ltda. ("FIDC"), advised by IG4 Sol. Ltda., informing about the execution of (i) a definitive binding agreement between the FIDC and the creditor banks of NSP Investimentos S.A. ("NSP Inv.") and other entities of the group Novonor S.A. – Em Recuperação Judicial (together "Novonor") to acquire all the credits held by the aforementioned banks against Novonor guaranteed by, among others, fiduciary assignment constituted on the shares issued by the Company held by NSP Inv.; and (ii) exclusivity agreement with an initial term of sixty (60) days between FIDC and Novonor regarding a a potential transaction involving the shares issued by Braskem held by NSP Inv.

The correspondences sent to the Company by Novonor and by the FIDC are transcribed below:

(A)	Novonor: “Ref.: Exclusivity Agreement with Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada”

Dear Sirs,

I.	We hereby inform you that Novonor S.A. – Em Recuperação Judicial ("Novonor") and NSP Investimentos S.A. ("NSP Inv.") have entered into, on this date, an Exclusivity Agreement with Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada ("FIDC"), an investment fund in credit rights managed by Vórtx Capital Gestora de Recursos Ltda. and advised by IG4 Sol. Ltda., granting the FIDC a period of sixty (60) days to conclude the negotiation of a potential transaction with Novonor involving (i) shares issued by Braskem S.A. ("Braskem") held by NSP Inv. and (ii) the credits held by certain financial institutions against the Novonor group, which are guaranteed by the aforementioned shares of Braskem ("Credits" and "Creditors", respectively), in a structure to be negotiated and defined in good faith between the respective parties involved ("Potential Transaction").

II.	At the end of the implementation of the Potential Transaction:

(a) an investment fund advised by IG4 Sol. Ltda. or its affiliate shall become, directly or indirectly, the holder of common and preferred shares issued by Braskem representing, respectively, 50.111% of the voting capital and 34.323% of the total capital of the company, through the partial use of the Credits – which, according to our information, were the subject of a definitive binding agreement between the FIDC and the Creditors for their acquisition by the FIDC, subject to certain conditions precedent; and

(b) the Novonor group will maintain preferred shares representing four percent (4%) of Braskem's total capital, with no governance rights other than those provided for in the applicable rules.

III.	During the exclusivity period, the parties shall refrain from performing any acts contrary to or inconsistent with the negotiation and possible contracting of the Potential Transaction and shall work aim, among other topics, (i) to define the structure of the Potential Transaction, (ii) to negotiate the definitive and ancillary documents of the Potential Transaction and to perform all acts necessary for its implementation; and (iii) to prepare and file the process for submitting the Potential Transaction to the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).
IV.	We emphasize that we have communicated to the FIDC about the need to comply, in the context of the Potential Transaction, with the applicable terms and conditions of Braskem's shareholders' agreement.
V.	We are available to clarify any of the above points.
(B)	Shine I Fundo De Investimento em Direitos Creditórios de Responsabilidade Limitada:

"Ref.: Definitive agreement with the Creditor Banks of NSP Investimentos S.A. and other entities of the Novonor S.A. group – Em Recuperação Judicial and Exclusivity Agreement with Novonor S.A. – Em Recuperação Judicial

Dear Sirs,

SHINE I INVESTMENT FUND IN LIMITED LIABILITY CREDIT RIGHTS, an investment fund in credit rights registered in the National Registry of Legal Entities of the Ministry of Finance under No. 63.516.458/0001-18, managed by Vórtx Capital Gestora de Recursos Ltda. and advised by IG4 Sol. Ltda., hereby informs you of the following so that you may take the appropriate measures in compliance with the rules issued by CVM.

Yesterday, the FIDC entered into a definitive binding agreement with the creditor banks of NSP Investimentos S.A. ("NSP") and other companies of the Novonor S.A. group – Em Recuperação Judicial ("Novonor" and, together with NSP and the other applicable entities of the Novonor group, the "Debtors") to, subject to certain conditions precedent, acquire all the credits held by said banks against the Debtors guaranteed by, among others, fiduciary assignment constituted on the shares issued by Braskem S.A. held by NSP ("Guaranteed Credits", "Shares" and "Braskem", respectively).

The FIDC also informs that, in view of the acquisition of the Secured Credits, it also entered into an exclusivity agreement with Novonor, with an initial term of sixty (60) days, for the negotiation of a potential transaction involving the Shares and Secured Credits, in a structure to be negotiated and defined in good faith between the respective parties involved ("Potential Transaction"). At the end of the implementation of the Potential Transaction:

a)	An investment fund advised by IG4 Sol. Ltda. or an affiliate shall become, directly or indirectly, the holder of common and preferred shares issued by Braskem representing, respectively, 50.111% of the voting capital and 34.323% of the total capital of the company, through the partial use of the Guaranteed Credits; and
b)	The Novonor group will maintain, directly or indirectly, preferred shares representing four percent (4%) of Braskem's total capital, free and unencumbered, with no governance rights other than those provided for in the applicable rules

Being what we understood appropriate at the time, we remain at your disposal. for any clarifications that may be necessary."

Braskem will keep the market informed of material developments on the subject, in compliance with applicable laws.

Additional information can be obtained from the Investor Relations Department by calling (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

São Paulo, December 15, 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.